May 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention:	Amanda Ravitz
Assistant Director

Re:	SANUWAVE Health, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed May 17, 2013 File No. 333-187625

Dear Ms. Ravitz:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 23, 2013 with respect to the Company’s Amendment No. 1 to its registration statement on Form S-1, File No. 333-187625, filed on May 17, 2013, as originally filed on Form S-1 on March 29, 2013 (the “Registration Statement”). For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

1.	Fee Table

Please address the warrant exercise price in your fee table. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 240.05 and 240.06.

The Company has revised the fee table contained in the Registration Statement to include the assumed warrant exercise price of $1.50 with respect to the shares of common stock issuable upon exercise of the Warrants. A supplemental registration fee of $682.00 to cover such additional shares has been paid in connection with Amendment No. 2 to the Registration Statement, being filed contemporaneously herewith.

2.	Prospectus

We note your response to prior comment 1. Please ensure that your prospectus contains all non-Securities Act Rule 430A information before you request acceleration of the effectiveness of your registration statement

The Company will revise the prospectus to contain all non-Securities Act Rule 430A information before the Company requests acceleration of the effectiveness of the Registration Statement.

3.	Prospectus Cover Page

Please revise your disclosure throughout the prospectus to identify the placement agent as an underwriter.

In response to this comment by the Staff, the Company has indicated on the cover page of the prospectus, as well as in other relevant places in the prospectus, that the placement agent is deemed to be an underwriter for purposes of the offering covered by the Registration Statement. Such changes are reflected in Amendment No. 2 to the Registration Statement, being filed contemporaneously herewith. Please note that, since the time that the Company filed Amendment No. 1 to the Registration Statement, the Company’s Exclusive Investment Banking Agreement was subsequently assigned by Agincourt Ltd., to CIM Securities, LLC, who has agreed to act as the Company’s new placement agent (deemed an underwriter) in the offering covered by the Registration Statement. This change has also been made throughout the prospectus and the assignment of the placement agent agreement is documented in Exhibit 1.1 to the Registration Statement.

The cover page of the prospectus has been amended in Amendment No. 2 to the Registration Statement to include the following language:

“CIM Securities, LLC has agreed to act as our exclusive placement agent in connection with this offering, and CIM Securities, LLC is deemed an underwriter.”

4.	Exhibit 10.17

With regard to the subscription agreement to be used in connection with this offering, please tell us the purpose and effect of each representation, warranty and acknowledgement that you are requiring from investors. Also provide us your analysis of how each such representation, warranty and acknowledgement is consistent with Section 14 of the Securities Act.

In response to this Comment, the Company has removed the section entitled “Representations and Warranties of the Purchasers” (originally Section 3.2) from the subscription agreement to be used in connection with this offering, attached to the Registration Statement as Exhibit 10.17. Also in response to this Comment, the Company has removed the section entitled “Certain Transactions and Confidentiality”, (originally Section 4.10) from the subscription agreement to be used in connection with this offering, attached to the Registration Statement as Exhibit 10.17. The Company believes that the elimination of these sections renders the foregoing comment nugatory, as the representations, warranties and acknowledgements of the investors will no longer be required by the terms of the subscription agreement to be used in connection with the offering covered by the Registration Statement.

Exhibit 10.17 to the Registration Statement has been amended and such changes are reflected in Amendment No. 2 to the Registration Statement, being filed contemporaneously herewith.

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you.

Very truly yours,

/s/ John C. Ethridge, Jr.
John C. Ethridge, Jr.

cc:	Brian Soares Tim Buchmiller Securities and Exchange Commission Staff Attorney

Joseph Chiarelli SANUWAVE Health, Inc. Chief Executive Officer

Barry Jenkins SANUWAVE Health, Inc. Chief Financial Officer

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